FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1                   Doc re. Pricing Supplement dated 13 October 2003
No. 2                   FRN Variable Rate Fix dated 14 October 2003
No. 3                   FRN Variable Rate Fix dated 14 October 2003
No. 4                   FRN Variable Rate Fix dated 16 October 2003
No. 5                   FRN Variable Rate Fix dated 16 October 2003
No. 6                   FRN Variable Rate Fix dated 16 October 2003
No. 7                   FRN Variable Rate Fix dated 17 October 2003
No. 8                   Doc re. Pricing Supplement dated 17 October 2003
No. 9                   Doc re. Pricing Supplement dated 17 October 2003
No. 10                  Doc re. Pricing Supplement dated 17 October 2003
No. 11                  Employee Share Option Scheme dated 17 October 2003
No. 12                  FRN Variable Rate Fix dated 17 October 2003

Document No.  1



Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     280
Description:                      GBP 2,227,000
Currency/ Principal Amount:       Pounds Sterling
Issue Price:                      100 per cent
Specified Denomination            GBP 1,000
Issue Date:                       3 October 2003
Maturity Date:                    9 October 2009
ISIN:                             XSO1770078929

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No.  2

Northern Rock PLC

RE: NORTHERN ROCK PLC
    USD 5,350,000.00
    MATURING: 18-Jan-2005
    ISSUE DATE: 15-Dec-2000
    ISIN: XS0121906621

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Oct-2003 TO 15-Jan-2004 HAS BEEN FIXED AT 1.230000 PCT.

INTEREST PAYABLE VALUE 15-Jan-2004 WILL AMOUNT TO
USD 3.14 PER USD 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No.  3

Northern Rock PLC

RE: NORTHERN ROCK PLC
    USD 50,000,000.00
    MATURING: 15-Oct-2004
    ISSUE DATE: 15-Apr-2003
    ISIN: XS0166858018

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Oct-2003 TO 15-Jan-2004 HAS BEEN FIXED AT 1.210000 PCT.

INTEREST PAYABLE VALUE 15-Jan-2004 WILL AMOUNT TO
USD 309.22 PER USD 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document  4

Northern Rock PLC

RE: NORTHERN ROCK PLC
    USD 10,000,000.00
    MATURING: 19-Jan-2007
    ISSUE DATE: 19-Jan-2001
    ISIN: XS0123040213

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
20-Oct-2003 TO 20-Jan-2004 HAS BEEN FIXED AT 1.270000 PCT.

INTEREST PAYABLE VALUE 20-Jan-2004 WILL AMOUNT TO
USD 324.56 PER USD 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON

TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document  5

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 4,100,000.00
    MATURING: 15-Oct-2007
    ISSUE DATE: 16-Oct-2002
    ISIN: XS0156549296

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Oct-2003 TO 16-Jan-2004 HAS BEEN FIXED AT 3.882500 PCT.

INTEREST PAYABLE VALUE 16-Jan-2004 WILL AMOUNT TO
GBP 9.79 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON

TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document  6

Northern Rock PLC

RE: NORTHERN ROCK PLC
    JPY 25,000,000,000.00
    MATURING: 19-Jan-2006
    ISSUE DATE: 19-Feb-2003
    ISIN: XS0162946916

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
20-Oct-2003 TO 19-Jan-2004 HAS BEEN FIXED AT 0.105000 PCT.

INTEREST PAYABLE VALUE 19-Jan-2004 WILL AMOUNT TO
JPY 265.00 PER JPY 1,000,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON

TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document  7

Northern Rock PLC

RE: NORTHERN ROCK PLC
    USD 10,000,000.00
    MATURING: 19-Jan-2007
    ISSUE DATE: 19-Jan-2001
    ISIN: XS0123040213

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
20-Oct-2003 TO 20-Jan-2004 HAS BEEN FIXED AT 1.270000 PCT.

INTEREST PAYABLE VALUE 20-Jan-2004 WILL AMOUNT TO
USD 324.56 PER USD 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document  8


Pricing Supplement

Issuer:                           Northern Rock PLC
Series Number                     283
Description:                      GBP 1,045,000
Currency/ Principal Amount:       Pound Sterling ("GBP")
Issue Price:                      100.00 per cent
Specified Denomination            GBP 1,000
Issue Date:                       17 October 2003
Maturity Date:                    31 October 2008
ISIN:                             XS0178381488

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document  9


Pricing Supplement

Issuer:                           Northern Rock PLC
Series Number                     282
Description:                      GBP 938,000
Currency/ Principal Amount:       Pound Sterling ("GBP")
Issue Price:                      100.00 per cent
Specified Denomination            GBP 1,000
Issue Date:                       17 October 2003
Maturity Date:                    20 October 2008
ISIN:                             XS0178381306

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document  10


Pricing Supplement

Issuer:                           Northern Rock PLC
Series Number                     281
Description:                      GBP 985,000
Currency/ Principal Amount:       Pound Sterling ("GBP")
Issue Price:                      100.00 per cent
Specified Denomination            GBP 1,000
Issue Date:                       17 October 2003
Maturity Date:                    18 October 2004
ISIN:                             XS0178381215

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document  11

                               NORTHERN ROCK PLC
                          EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 17 October 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 35,000 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share and 2,000 Shares in the Company at an exercise price of GBP6.41 per Share to individuals who has exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 6,472,225 Shares representing 1.54% of the Company's issued share capital.

Document  12

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 50,000,000.00
    MATURING: 17-Jan-2005
    ISSUE DATE: 01-Oct-2002
    ISIN: XS0155313397

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Oct-2003 TO 19-Jan-2004 HAS BEEN FIXED AT 3.856250 PCT.

INTEREST PAYABLE VALUE 19-Jan-2004 WILL AMOUNT TO
GBP 99.31 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.



                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  20 October, 2003         By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary